SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG _____ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com October 4, 2021

AFFILIATE OFFICES

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BOSTON

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WASHINGTON, D.C.

WILMINGTON

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VIA EDGAR

Mr. John Stickel

Ms. Susan Block

Mr. John Spitz

Mr. Ben Phippen

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549

Re:	AMTD Digital Inc. (CIK No. 0001809691)

Registration Statement on Form F-1 (Registration No. 333-256322)

Dear Mr. Stickel, Ms. Block, Mr. Spitz, and Mr. Phippen,

On behalf of our client, AMTD Digital Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated October 1, 2021 on the Company’s Amendment No. 6 to registration statement on Form F-1 filed on September 20, 2021. Concurrently with the submission of this letter, the Company is filing herewith Amendment No. 7 to the Company’s registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Commission.

The Company respectfully advises the Staff that the Company, together with the underwriters, plans to file the joint acceleration requests as soon as the Staff’s comments are cleared. The Company would appreciate the Staff’s continued assistance to help the Company meet its goal.

U.S. Securities and Exchange Commission

October 4, 2021

Comments in Letter Dated October 1, 2021

The Staff’s comments from its letter dated October 1, 2021 are repeated below in bold and are followed by the Company’s responses. The Company has included page references in the Registration Statement where the language addressing each of the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 6 to Form F-1 filed September 20, 2021

Prospectus Cover Page, page i

1.

Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities of subsidiaries. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Registration Statement. The Company further respectfully advises the Staff the terms such as “we” or “our” are refrained when describing activities of the subsidiaries of the Company.

Prospectus Summary, page 1

2.

Disclose each permission that you and your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries, are covered by permissions requirements from the CSRC, CAC or any other entity, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

In response to the Staff’s comment, the Company has revised the disclosure on page 8 of the Registration Statement.

U.S. Securities and Exchange Commission

October 4, 2021

3.

Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed.

In response to the Staff’s comment, the Company has revised the disclosure on page 17 of the Registration Statement.

*    *     *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:	Frederic Lau, Director and President, AMTD Digital Inc.

Mark Chi Hang Lo, Chief Executive Officer, AMTD Digital Inc.

Xavier Ho Sum Zee, Chief Financial Officer, AMTD Digital Inc.

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP